OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

PRINT THE FUTURE, INC.

N/A
Wilmington, DE 19810

www.printthefuture.today

1428 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 14,285 shares of common stock ($99,995.00)

Minimum 1,428 shares of common stock ($9,996.00)

Company	Print The Future, Inc.
Corporate Address (Company is incorporated in Delaware)	**1602 Arbutus Street** **Vancouver, B.C., Canada V6J3X2**
Description of Business	Print The Future is empowering anyone to unleash their inner designer and 3D print their *Ideas on Demand.* Print The Future will be the world's first Artificial Intelligence driven retail chain of 3D printing locations. By connecting you with world-renowned designers, we let you select and build customized pieces of furniture and beautiful home goods delivered straight to your front door.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$7/Share
Minimum Investment Amount (per investor)	$504

Print The Future, Inc. (the "Company") is offering up to 14,285 shares of its Common Stock on a "best efforts" basis.

The offering may continue until the earlier of 60 days from date of launch (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at Seven Dollars ($7.00) per share.

Our maximum offering amount is $99,995. We will accept investments in excess of the target amount. Specifically, if we reach the minimum offering amount of $9,996, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Over subscriptions will be allocated on a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

BUSINESS OVERVIEW

Print the Future, Inc., a pre-revenue company whose only operations to date have been related to its formation, plans to be a company that creates "Ideas on Demand." The Company's platform will enable our community members to design, 3D print, recycle and make a positive impact across the globe. Print the Future's plan is to execute an omni-channel business providing a world-class online/offline experience across hundreds of locations worldwide.

Print the Future is establishing brand credibility and recognition as the premier name associated with the 3D print industry. The Company is uniquely positioned to be the category's dominant force, synonymous with the industry itself.

Print the Future intends to launch with a strong and vast community and the technology infrastructure to facilitate rapid growth. The pedigree of the marketing, technology, and C-suite teams at PTF include highly experienced and talented individuals who have proven their success in technology entrepreneurship and will elevate PTF's brand recognition to be synonymous with the 3D printing industry as a standard.

Print the Future is currently undertaking the acquisition of the operating subsidiaries of Kabuni, Ltd., which will be a main use of the proceeds of this Offering. Kabuni's strategic focus is operating as a software-as- a-service ("SaaS") and e-commerce platform for the online home design industry. PTF will acquire three of Kabuni Ltd.'s subsidiaries: Kabuni Technologies, Inc., and Kabuni Technologies (India) Private Limited. Print the Future also plans to undertake additional acquisitions in the future.

Print The Future is a Delaware Corporation, however operates its head office out of Vancouver, British Columbia in Canada. As we expand operations, we will move into the USA, as explained below.

Our Canadian office address is:

1378 West Pender Street,

Vancouver, BC, Canada, V6B 5C6

THE **MARKET** AND PRINT **THE FUTURE** OPERATIONS

Print the Future plans to be the company that creates "Ideas on Demand." Our platform will empower our community members to design, 3D print, recycle and make a positive impact across the globe. Our plan is to execute an omni-channel business providing a world class online/offline experience across hundreds of locations worldwide.

3D printing technology has been developed without strong go-to-market or commercialization strategies; no one has dominated or "owns" the mass commercialization of 3D printed items and we strive to be the vanguard and category-king of the 3D industry.

The **3D Printing Market**

The Company's primary target market will be early adopter consumers who seek access to customized 3D printed goods and access to an exclusive membership program (online and offline) centered around exponential technology.

The creation time for 3D products depends on the intricacy of the product, the size of the product and the machine that is creating it. Product print time can range from a couple of hours to a full day. Our business model is not centered on owning or manufacturing 3D printers, but rather having access to the best printers as the technology continues to evolve. Therefore, PTF plans to use a combination of purchasing, leasing and partnering with the leading 3D printing technologies around the world in order to provide our community with access to different types of 3D printing technology available.

As the Company is one of the first to market in this space, we have the "first mover advantage" and the opportunity to become synonymous with the 3D printing industry. We plan to establish partnerships with key large-format 3D print companies, by demonstrating value to these potential partners through our established community and strong team, including diversified Board members, an experienced leadership team and key technology talent.

Currently, the majority of 3D printers on the market are small desktop printers that can be used to print an array of items which are limited in size and materials, and are often time-consuming. Around the world, there are only a handful of large-format 3D printer suppliers/developers and the majority of these are still in prototype. The Company is entering a unique space to be one of the first to partner and have access to an array of large-format 3D print technology in order to service the demands from our community in a B2C context.

The 3D printing industry can encapsulate any product offering the Company desires, but as elsewhere in these Offering Documents, the Company is initially commencing with consumer products, being furniture/décor, before adding other items. Our product offering will generally be determined by the demand from the community. As depicted in the chart above, the majority of the current market in the 3D printing space is the provision of 3D printing services (companies that sell 3D printers). While there can be no assurances, the prediction for the market is that there will be a significant increase in 3D printed consumer goods over the coming years.

Services **and Targeted Customers**

Through our online platform, or at one of our store locations, clients will be able to select and build, with the help of world renowned designers, customized pieces and have them delivered faster than ever before possible, bypassing previous e-commerce and logistical hurdles. Clients will have the option to print custom 3D items either through collaboration with industrial designers on the platform or choosing from a curated catalogue of ready to print 3D items from our community members. Industrial designers will be able to sell their services to create 3D print ready files. Interior designers will be able to create their own line of curated products of 3D print ready files.

Our strategy is to build an online and offline community within the design and build community to democratize 3D printing. We plan to target technology enthusiasts and early adopters of design and build technologies. These are generally mid- to high-earning urban living men and women with discretionary income, in their mid 20's to late 30's, who are interested in or practicing design and build and/or technology. Specifically, our targets customers will initially be:

- Interior Designers - Technology focused, visual innovators.
- Makers - Solopreneurs, looking to connect with like-minded industry professionals, wanting to learn about new technologies or fine tune their current skillset.
- Furniture Manufacturers - Looking for new ways to create products, looking to learn about new technologies.
- Industrial Designers - Already aware, looking for new ways to grow their brand and network, make money.
- Architects - Interested in staying on top of design and build trends.
- "Millennial Urbanites" - Young (thinking), trendy, modern, looking for unique "talking point" pieces to invest in for their home that show they are stylish and successful.

The broader home industry, including interior design, architecture and manufacturing, is proactive in seeking out new and exciting technologies and products and consumers are increasingly looking for customized, unique pieces for their home. Print the Future plans to meet this need, as 3D printing is a new technology that has yet to be commercialized. Print the Future wants its members to experience being a part of a community of leaders in innovation; a supportive and exciting group of like-minded people. To roll out our products and services, we plan to use a strong digital marketing strategy using the Company's website as well as Instagram, Facebook, Twitter, LinkedIn and email marketing. The digital campaign, coupled with traditional marketing methods such as meetup groups and attending industry-specific networks, will complement the roll out of the pop up store strategy across USA in order to scale the business.

Online Presence and Brick and Mortar Stores

Print the Future plans to deliver an omni-channel business model with both an online and an offline presence. The online component of the business will center around an online membership model where community members access the ability to have their ideas 3D printed (for consumers), or are able to provide services as an industrial designer (for designers) as well as access exclusive content and education in 3D printing.

The offline component of the business will center around an offline membership model where community members have access to the PTF store locations, the ability to access meeting space, attend events and educational sessions and have their ideas 3D printed (i.e., be the Kinkos of 3D printing).

Monetizing process

The Company plans to monetize its operations using the following strategies:

- *Offline Community* - Membership to PTF store locations - VIP access to events, access to education, being a part of the community, access to the technology/innovation, and access to the ability to 3D print ideas at a discount.
- *Online Community* - Membership to the online PTF community (either an industrial designer to provide services, or as a consumer), including online education, and access to the ability to 3D print ideas at a discount.
- *E-Commerce* - Access to curated products that can be 3D printed across any of the PTF store locations, solving current pain-points in regular e-commerce business: no borders, no logistics, no customs, no shipping times.
- *Intellectual Property* - Proprietary software and rigorous industrial design processes acquired through target acquisitions, integrated with the Kabuni's technology platform, will be further enhanced to create multiple pieces of intellectual property. The Company will also seek out exclusivity deals with strategic partners, such as 3D printing technology companies to strengthen its market position. Further opportunities exist for creating strategic alliances with material makers, recycling companies, logistics, and other technology companies.

Communications Strategy

Print the Future plans to educate, connect and grow its online and offline network to use 3D printing technology to create – sell and buy – unique pieces of furniture and objects. In the short term, the Company will welcome people to the community, channel community into value-added membership programs, educate people about 3D design and printing and encourage engagement and facilitate connections with fellow members.

Following this, the Company plans to use social media (including Instagram, Facebook, Twitter, LinkedIn, and a blog) to engage with the community, including the introduction of top influencers in the design and build space on all social platforms. The Company plans to post relevant news articles linking to authors/media source and posing thought provoking questions for the community and to post daily inspirational and visual 3D tech- focused images. The Company's weekly blog is expected to discuss the latest news regarding 3D printing.

Stores and Plans for Growth

The Company plans to employ a pop-up store strategy across key markets in the USA to build the brand and engage the community in order to accelerate growth in memberships and drive demand for physical locations through a crowd-sourcing approach. These stores will allow customers to see 3D printing in action.

SAN FRANCISCO

CHICAGO

NEW YORK CITY

LOS ANGELES

AUSTIN

MIAMI

It is anticipated that each physical store location will have a variety of 3D printing capabilities to suit various needs based on demand from the community. Initially, Print the Future will focus its efforts in the furniture and home decor space, prior to branching into other product offerings. The Company plans to deliver on a goal to print custom items in under 24 hours while offering an array of materials ranging from plastic, wood, metal, and glass.

Planned Acquisitions

Print the Future plans to employ a merger and acquisition strategy to complete the Kabuni Acquisition. Print the Future will also evaluate and consider other strategic acquisition targets to leverage key technology, talent, brand value and an established community of industrial designers and interior designers in order to accelerate growth.

Plans to Expand Territories

Print the Future will establish itself initially in the U.S. and North America, and then expand to key international markets. Our vision is to have hundreds of key locations worldwide providing access to 3D printing hubs for members.

store locations will be determined through a pop-up store strategy, bringing pop-up stores to key cities including New York City, San Francisco, Los Angeles, Chicago, Miami, and Austin. The goal is to gauge interest in the community in the membership model and build brand awareness. Permanent store locations will be determined through validation of the location through key metrics being tracked during the pop-up roll out, including traffic to the stores, online traffic to the website, community member registration of interest in a permanent store, and investment enquiries, amongst others.

Plans for People Growth

Key talent will be retained through planned acquisitions. As the Company validates locations for permanent store locations, local teams will be recruited to run the operations at each location. As the company experiences growth, it is expected that additional roles in centralized teams will also be required (development, marketing, finance, etc.).

Risk Management

The bricks and mortar expansion strategy has inherent risks of location selection, buildout costs, targeted customers, and demographics. The Company plans to mitigate these risks by utilizing a low-cost model of pop- up stores across key markets of San Francisco, Los Angeles, Chicago, Austin, and Miami. Pop-up stores help the company to engage local design communities, potential customers, strategic partners, and assess their interest at a fraction of the cost of opening a permanent location. The intelligence gathered throughout this process will assist to minimize the risk and scale quickly.

Barriers to Entry and Competition

Barriers to entry in the 3D printing industry for other companies that wish to employ a similar model to the Company (omni-channel community driven 3D print hubs) are extremely high. Some of the barriers include:

- Access to 3D printing technology (capital intensive)
- Access to physical locations (capital intensive)
- Access to 3D printing technology expertise (unique skillset)
- Establishing a community (difficult and time consuming)

The Kabuni acquisition will bring to the Company an established community, and the Company plans to meet the requirements of the fi two bullets above via this Offering and other capital raises to be completed in the near future.

We expect that we will be subject to competition. The 3D printing market is gaining momentum in major cities, with several competitors becoming apparent in the manufacturing and industrial verticals. Many of these '3D print shops' offer diverse materials, print sizes, and speeds; however, none of them currently offer a community or geographical scale as of yet. Contrarily, there are a few key players in the market who are developing their service offering, namely Shapeways, which is a small-scale 3D printing company with an online platform and community to complement their hardware. Similar competitors include 3D Hubs and Make XYZ, who are primarily geared toward 3D designers who have a CAD file ready to print. The two aforementioned businesses, although provide 3D printing capability, are lacking in the community component of their business model.

An important distinction between the aforementioned companies and Print the Future, is that Print the Future will operate an omni-channel business model, offering a unique advantage over the competition by creating a seamless experience for its community both online and offline.

Intellectual Property

Print the Future does not currently own any intellectual property. If the Kabuni Acquisition is completed, we will acquire the intellectual property owned by the Corporation, and we expect that we will develop and own intellectual property in the future.

The team

Officers and directors

Neil Patel	CEO / Chairman of the Board

Neil Patel
An experienced technology entrepreneur with a background in real estate, Mr. Patel has been an entrepreneur since the age of 14. Mr. Patel has founded a number of successful businesses in Canada and overseas, and has been a founding CEO for over 20 years and board member of various public and private companies. Prior to the formation of the Company, Mr. Patel was the founder/CEO of Kabuni, a community-driven marketplace for designers, makers and design lovers, from 2013 to 2017. During his tenure at Kabuni, he successfully completed a public listening on the Australian Stock Exchange, raising AUD$12 million, and was a Managing Director on Kabuni's Board of Directors. Previously Mr. Patel was the Chief Executive Officer of OneMove, a complete SaaS technology platform, highly secure system designed to pilot property transactions while keeping all parties updated via Blackberry. By 2006, it had been bought by a Canadian company and was valued at $30 million on Toronto's TSX.

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The Company has no operating history.** Print the Future is a start-up company which was formed on February 16, 2017, has a limited operating history and there is no assurance that future operations will result in revenues or profits. Print the Future has not commenced sales of its products or services. Its scope of operations has been limited to the incorporation of the company, intellectual property establishment, establishing initial customers and negotiations with Kabuni Australia for the acquisition of the Kabuni Entities. Because of the lack of operating history, there is no operating or financial data about the business upon which to base an evaluation of its current or future performance. It would be prudent to consider the risks, expenses and difficulties faced by a company seeking to establish a new business. The Company may not be able to: • Attract and retain customers; • Attract and retain sales and other qualified personnel; or • Raise additional capital if and when needed. If the Company cannot achieve these goals it may be unable to develop or sustain its business.
- **The Kabuni Acquisition may not close.** Print the Future has entered into an LOI for the Kabuni Acquisition as discussed above, but no definitive agreement has been executed as of this time. There can be no assurance that a definitive agreement for the Kabuni Acquisition will be executed or, if it is executed, that the Kabuni Acquisition will close. Once we accept your investment funds, there will be no obligation to return your investment funds even if the Kabuni Acquisition does not ever close. In the event that the Temporary Services Agreement is signed, the Company will be obligated to pay Kabuni the Service Fees thereunder, regardless of whether the Kabuni Acquisition ultimately closes. In addition, if the definitive agreement for the Kabuni Acquisition is signed, but the Kabuni Acquisition does not close due to a reason that causes the Company to pay a termination fee to Kabuni, the Company will utilize a portion of the proceeds of this Offering to pay such termination fee. In such event, the Company will have expended material funds related to the Kabuni Acquisition with no long-term benefit, and therefore this failure would result in a material and adverse effect on the Company and its prospects.
- **We are subject to risks associated with the integration of the Kabuni Acquisition.** In the event that the Kabuni Acquisition closes, Print the Future will need to integrate the operations of the corporations into Print the Future's operations. There can be no assurance that such integration will be successful or that it can be completed without material expenditures of additional funds.
- **We are subject to risks associated with the industry.** 3D printing technologies are constantly evolving. The current generation of printers has speed limitation and manufacturers are regularly pushing improved printers into the

market. To stay competitive, Print the Future will need to regularly update its printing technology, or partner with new technologies, for improved speed and to support different materials. The Company plans to roll out a hybrid model of buying and leasing printers and other technologies in order to control capital expenditures and operating expenses, but there can be no assurance that the Company will be able to update its printing technology, or partner with new technologies, as needed to remain viable and competitive in the industry. In addition, other competitors with access to more capital and resources could leapfrog the Company if action is not taken quickly.

- **We are subject to risks associated with being the "First Mover."** As the first company to come to market with offerings and plans such as the Company's, we are unable to learn from mistakes of others before us. Therefore, we cannot be sure of the efficacy of a course of action until we have tested and undertake it. Some avenues that we elect to pursue may not be successful, which would result in the Company mot earning a return on the funds invested in that endeavor and would also result in the time and attention of our officers and employees being diverted form other possible avenues that the Company could have pursued.
- **The Company expects to incur substantial initial operating losses.** The Company expects to continue to experience negative operating cash flows for the immediate future because it intends to continue to develop its technology and infrastructure and it will require funds for the integration of the Corporations acquired from Kabuni. The development of the business and technology will most likely require additional capital, which the Company may be unable to obtain on suitable terms, or at all. If it is unable to obtain adequate funding on suitable terms, or at all, the Company may have to delay, reduce or eliminate some or all of its advertising, marketing, product development efforts, general operations or any other initiatives. If the Company raises additional funds through the issuance of equity or equity-related or debt securities, these securities may have rights, preferences, or privileges senior to other's interests in the Company, and the current owners of the Company may experience additional dilution to their equity ownership.
- **We may be unsuccessful in protecting our intellectual property rights.** Our intellectual property and proprietary rights are, and will continue to be, of material importance to our business. Our ability to produce and sell our products and services depends in part on maintaining various trademarks and protecting our operational trade secrets and on securing patent protection for our products and services. To protect our proprietary technology, we will rely upon a combination of proprietary technology and know-how, patents, trademarks, copyrights, confidentiality agreements and other contractual covenants to establish and protect our intellectual property rights. Our ability to compete effectively against other companies in our industry may depend, in part, on our ability to protect our current and future proprietary technology under patent, copyright, trademark, trade secret and other intellectual property laws. We cannot guarantee that our means of protecting our intellectual property rights in the United States or abroad will be adequate, or that others will not develop technologies similar or superior to our intellectual property. In addition, management may be distracted by, and we may incur substantial costs in, attempting to protect intellectual property. Also, despite the steps taken by us to protect our intellectual property rights, it may be possible for unauthorized third parties to copy or reverse-engineer aspects of our products and services, develop similar technology independently or otherwise obtain and use information that we regard as our trade secrets, and we may be unable to successfully identify or prosecute unauthorized users of our intellectual property rights. Any infringement or misappropriation could have a material adverse effect on our future financial results. We believe our business does not infringe upon the valid proprietary rights of others, but there can be no assurance that third parties will not assert infringement claims against us and that, in the event of an unfavorable ruling on any such claim, a license or similar agreement to utilize the intellectual property rights in question upon which we rely in the conduct of our business will be available to us on reasonable terms, if at all. In addition, the laws of some foreign countries do not protect proprietary rights in brand names to the same extent as do the laws of the United States. We cannot assure you that we will be able to successfully protect our trademarks from infringement or otherwise. The loss or infringement of our trademarks could impair the goodwill associated with our brands, harm our reputation and materially adversely affect our financial results. The loss of such rights (or our failure to obtain similar licenses or agreements) could have a material adverse effect on our business, financial condition and results of operations. In addition, it is believed that, from time to time, we may become involved in intellectual property disputes with third parties, the result from which may not favorable. We also could incur substantial costs to assert its intellectual property or proprietary rights against others. We license, or may license, additional intellectual property from third parties that is used in certain of our products and services, and we cannot assure you that these third parties can successfully maintain their intellectual property rights. In addition, the sale of these products and services relies on our ability to maintain and extend our licensing agreements with third parties, and we cannot assure you that we will be successful in maintaining these licensing agreements. Any significant impairment of the intellectual property covered by these licenses, or in our rights to use this intellectual property, may cause our sales to decline.
- **If we become subject to intellectual property infringement claims, we could incur significant expenses and could** be **prevented from selling specific products** and **services.** We may be periodically subject to claims that we infringe the intellectual property rights of others. We cannot provide assurance that, if and when made, these claims will not be successful. Intellectual property litigation is, by its nature, expensive and unpredictable. Any claim of infringement could cause us to incur substantial costs defending against the claim even if the claim is invalid, and could distract management from other business. Any potential judgment against us could require substantial payment in damages and could include an injunction or other court order that could prevent us from offering certain products or services.
- **We are subject to risks related to managing future growth and expansion.** The Company anticipates undergoing growth in the number of its employees and the scope of its operations. Such expansion could place a strain on the Company's management and operational and financial resources. To manage the expected growth of the operation

and personnel, the Company will need to: - Continue to upgrade its business processes and controls; - Expand, train, and manage a growing employee base; and - Expand its finance, administrative and operations staff. The Company can make no assurances that: - Its current and planned systems, business processes, and controls will be adequate to support its future operations; - it will be able to hire, train, retain, motivate and manage required personnel; or - it will be able to identify, manage and benefit from existing and potential customer relationships and market opportunities. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by such a rapid expansion could have a material adverse effect on the Company's business, results of operations and financial condition by leading to increased costs, reduced margins and lower revenue. If the Company is unable to undertake new business due to a shortage of staff or technology resources, its growth may be impeded. Therefore, there may be times when the Company's opportunities for revenue growth may be limited by the capacity of its internal resources rather than by the absence of market demand. Our ability to achieve our desired growth depends on our execution in functional areas such as management, sales and marketing, and general administration and operations. To manage any future growth, we must continue to improve our distribution, operational and financial processes and systems and expand, train and manage our employee base. If we are unable to manage our growth effectively, our business and results of operations could be adversely affected.

- **In order to compete, we must attract, retain and motivate key employees, and our failure to do so could have an adverse effect on our results of operations.** In order to compete, we must attract, retain and motivate key employees, including those in managerial, operations, engineering, service, sales, marketing, and support positions. As we grow, hiring and retaining qualified employees in all areas of the Company will be critical to our business. If we should loose the services of any of these individuals our ability to operate our business as it is currently conducted could be materially adversely impacted. Our success largely depends on the performance of our management team and other key personnel and our ability to continue to recruit qualified senior executives and other key personnel. Competition for senior management personnel is intense and there can be no assurance that we will be able to retain our personnel or attract additional qualified personnel. The loss of a member of senior management may require the remaining executive officers to divert immediate and substantial attention to fulfilling his or her duties and to seeking a replacement. We may not be able to continue to attract or retain such personnel in the future. Any inability to fill vacancies in our senior executive positions on a timely basis could impair our ability to implement our business strategy, which would harm our business and results of operations.
- **Because our management will make all management decisions, you should only purchase the Shares if you are comfortable entrusting management to make all decisions regarding what will be financed with the proceeds of this Offering.** Except as otherwise set forth in our Certificate of Incorporation or Bylaws, the Company's management will have the sole right to make all decisions with respect to our management. Investors will not have an opportunity to evaluate the specific operations that will be financed with the proceeds of this Offering or with future operating income. You should not purchase Shares unless you are willing to entrust all aspects of our management to our management personnel.
- **The Company anticipates that it will also use additional advisors in areas where they Company management and personnel are not sufficiently specialized and although such advisors are available; a delay could occur in obtaining these individuals or their availability at any particular time.** The Company could face difficulty finding, and retaining qualified advisors in the future. Currently the Company believes that it has sufficient expertise either in management or as advisors, however, the Company's management could find itself in need of additional expertise, the availability or expense of which could delay the Company's implementation of its business plan or cause increased expense.
- **We have broad management discretion in the use of Proceeds from this Offering.** The Company may allocate and use the proceeds of the Offering differently from the uses set forth herein, and for other purposes not currently anticipated. As a result, the Company's success will substantially depend on the discretion and judgment of the Company's management with respect to the application and allocation of a substantial portion of the net proceeds of equity sales.
- **We are subject to risks from competition.** There is widespread competition in the industries in which the Company operates and the Company expects competition to intensify in the future. Such competition may result in our being unable to acquire qualified personnel on terms acceptable to us. Increased competition is likely to result in price erosion, reduced gross margins and inability to gain significant market share, and one of which could seriously hurt the Company's results of operations and financial condition. If the Company is unable to compete effectively, the Company may not be able to generate meaningful revenue or continue its operations.
- **We are subject to risks related to the failure to raise additional capital.** Even if the Maximum Amount is sold, the Company expects it will require additional capital to develop and market its business and to complete the Kabuni Acquisition. Equity offerings will only provide temporary working capital for the Company. In addition, the Company's actual financing requirements could vary significantly from the Company's projections. The Company might have to raise more funds than it expects, or raise them sooner than it expects, to remain in business and to continue to develop, market and distribute its products or provide its services. If the Company is not able to obtain required funds when needed, on commercially reasonable terms, the Company might not be able to continue its operations. In the event our plans change, its assumptions change or prove to be inaccurate or if the proceeds of this Offering otherwise prove to be insufficient to fund operations because of unanticipated expenses or difficulties or otherwise, we may be required to seek additional financing or may be required to curtail our plans. Such financing may include the issuance of additional and/or newly created shares of Common Stock or preferred stock and/or the incurrence of debt financing. There can be no assurance that any additional financing will be available to us on acceptable terms or at all. Any additional equity financing will dilute the interests of our then existing shareholders.

The Company may be limited in its ability to develop and market any new products and services on its own account at this time beyond its own revenue production and thus its projected profits could be substantially reduced if the full Offering proceeds are not achieved.

- **Our new products and services may not achieve broad market acceptance, which would prevent us from generating revenue and market share.** If we fail to achieve broad market acceptance of our existing and new products and services, there could be an adverse impact on our ability to generate revenue, gain market share, and achieve and sustain profitability. Our ability to achieve broad market acceptance for existing and additional products and services will be impacted by a number of factors, including: - Our ability to timely introduce new designs and timely qualify and certify our products and services; - Our ability to produce products and services that compete favorably against other solutions on the basis of price, quality, design, reliability and performance; and - Our ability to continue to develop and maintain successful relationships with our customers and suppliers. In addition, our ability to achieve increased market share will depend on our ability to increase sales to our current and future customers.
- **Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demands.** Our success depends on our products' and services' appeal to customers, whose preferences cannot be predicted with certainty and are subject to change. If our products and services do not meet our customers' demands, our sales may be affected. In addition, our growth depends upon our ability to develop new products and services through product line extensions and product modifications, which involve numerous risks. We may not be able to accurately identify customers' preferences and translate our knowledge into accepted products and services or successfully integrate these products and services with our existing product platform or operations. We may also experience increased expenses incurred in connection with product development, marketing and advertising that are not subsequently supported by a sufficient level of sales, which would negatively affect our margins. Furthermore, product development may divert management's attention from other business concerns, which could cause sales of our existing products and services to suffer. We cannot assure you that newly developed products and services will contribute favorably to our operating results.
- **If we are unable to effectively develop, manage and expand our distribution channels for our products and services, our operating results may suffer.** If we are unable to effectively penetrate additional business channels or develop alternate channels to ensure our products and services are reaching the appropriate customer base, our financial results may be adversely impacted. In addition, if we successfully penetrate or develop these channels, we cannot guarantee that customers will accept our products and services or that we will be able to deliver them in the timeline established by our customers.
- **The adoption of, or changes in, government or industry policies, standards or regulations relating to our products and services or changes in government or industry policies, standards or regulations that discourage the use of certain products and services, could impact the demand for our products and services.** The adoption of or changes in government and/or industry policies, standards or regulations relating to the efficiency, performance or other aspects of products and services may impact the demand for our products and services. Demand for our products and services may also be impacted by changes in government or industry policies.
- **Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.** Our operating results could fluctuate in the future. Factors that may contribute to fluctuations include: - Changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve; - Our ability to effectively manage our working capital; - Our ability to satisfy consumer demands in a timely and cost-effective manner; - Pricing and availability of labor and materials; - Our inability to adjust certain fixed costs and expenses for changes in demand; - Seasonal fluctuations in demand and our revenue; and - Disruption in component supply from foreign and or domestic vendors.
- **We may be subject to legal claims against us or claims by us which could have a significant impact on our resulting financial performance.** At any given time, we may be subject to litigation, the disposition of which may have an adverse effect upon our business, financial condition, or results of operation. Such claims include but are not limited to and may arise from product liability and related claims in the event that any of the products and services that we sell is faulty or contains defects in materials or design. We may be subject to patent infringement claims from our products and services. In addition, we may be subject to claims by our lenders, claims for rent, and claims from our vendors on our accounts payable, which could have a significant negative impact on our operations.
- **If we become subject to product liability claims and our product liability insurance coverage is inadequate or inapplicable, we may be required to engage in costly litigation or pay significant damages and our business may be harmed.** Product users may sue us if any of the products and services that we sell are defective, fail to perform properly or injure the user. We have limited experience in the sale of products and services and the development of relationships with manufacturers or suppliers of such products and services. Although, when practical, agreements are expected to contain provisions intended to limit its exposure to liability claims, these limitations may not prevent all potential claims. We may be exposed to liability claims in connection with the products and services we provide. Liability claims could require us to spend significant time and money in litigation and to pay significant damages. As a result, these claims, whether or not successful, could seriously damage our reputation and business. We may not have sufficient insurance coverage for liability claims.
- **Negative publicity could adversely affect our business and operating results.** Negative publicity about our industry or us, including the utility of our services and offerings, even if inaccurate, could adversely affect our reputation and the confidence in, and the use of, our marketplace, which could harm our business and operating results. Harm to our reputation can arise from many sources, including employee misconduct, misconduct by our partners, outsourced service providers or other counter-parties, failure by us or our partners to meet minimum standards of service and

quality and compliance failures and claims.

- **Our operations may be impaired as a result of disasters, business interruptions or similar events.** A natural disaster such as a hurricane, tornado, fire, flood, or a catastrophic event such as a terrorist attack, an epidemic affecting our operating activities, major facilities, or a computer system failure could cause an interruption or delay in our business and loss of inventory or data or render us unable to grow shrimp and accept and fulfill customer orders in a timely manner, or at all. We do not currently have a disaster recovery plan and our business interruption insurance that we obtain in the future may not adequately compensate us for losses that may occur. In the event that a hurricane, natural disaster, terrorist attack or other catastrophic event were to destroy any part of our facilities or interrupt our corporate headquarters or any of our third-party distribution or manufacturing facilities operations for any extended period of time, or if harsh weather conditions prevent us from delivering products and services in a timely manner, our business, financial condition and operating results could be seriously harmed.
- **Our risk management efforts may not be effective which could result in unforeseen losses.** We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk, and other market-related risks, as well as operational risks related to our business, assets and liabilities. Our risk management policies, procedures, and techniques, including our scoring methodology, may not be sufficient to identify all of the risks we are exposed to, mitigate the risks we have identified or identify additional risks to which we may become subject in the future.
- **We do not have any CPA reviewed financial statements.** As a newly created entity, we do not have any CPA reviewed financial statements at this time. Our books and records are currently maintained on a cash basis. We expect to engage an audit firm to prepare audited financial statements in the future. While we do not expect any difficulties in providing the historical documents necessary to prepare financial statements in accordance with GAAP, if we were unable to provide the necessary support it is possible the audit firm would be unable to issue a report on our financial statements.
- **Changes in accounting standards and subjective assumptions, estimates and judgments by management related to complex accounting matters could significantly affect our financial results.** Generally accepted accounting principles and related pronouncements, implementation guidelines and interpretations with regard to a wide variety of matters that are relevant to our business, such as, but not limited to, revenue recognition, stock-based compensation, trade promotions, and income taxes are highly complex and involve many subjective assumptions, estimates and judgments by our management. Changes to these rules or their interpretation or changes in underlying assumptions, estimates or judgments by our management could significantly change our reported results.
- **We do not currently have an external line of credit facility with any financial institution.** We intend to attempt to establish an external line of credit in the future, but there can be no assurances we will be able to do so. The failure to obtain an external line of credit could have a negative impact on our ability to generate profits. Our failure to generate operating cash flow or to obtain additional financing could result in substantial dilution of our property interests, or delay or cause indefinite postponement of further expansion. We will require significant additional capital to fund our future activities. Our failure to find the financial resources necessary to fund our planned activities and service any debt and other obligations could adversely affect our business.
- **Our financial results may fluctuate from period to period as a result of several factors which could adversely affect our stock price.** Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. Factors that will affect our financial results include: - Acceptance of our products and services and market penetration; - the amount and timing of capital expenditures and other costs relating to the implementation of our business plan; - the introduction of new products and services by our competitors; and - general economic conditions and economic conditions specific to our industry. As a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service, or marketing decisions or acquisitions that could have a material adverse effect on our business, prospects, financial condition, and results of operations.
- **Prospective Investors must undertake their own due diligence.** These Offering Documents include limited information regarding the Company, our current and future business and operations, our management and our financial condition. While we believe the information contained in these Offering Documents is accurate, such document is not meant to contain an exhaustive discussion regarding our Company. We cannot guarantee a prospective Investor that the abbreviated nature of these Offering Documents will not omit to state a material fact which a prospective Investor may believe to be an important factor in determining if an investment in the Shares offered hereby is appropriate for such Investor. As a result, prospective Investors are required to undertake their own due diligence of the Company, our current and proposed business and operations, our management and our financial condition to verify the accuracy and completeness of the information we are providing in these Offering Documents. This investment is suitable only for Investors who have the knowledge and experience to independently evaluate Print the Future, our business and prospects.
- **Our management has full discretion as to the use of proceeds from this Offering.** We presently anticipate that the net proceeds from this Offering will be used by us as general working capital and for the completion of the Kabuni Acquisition. We reserve the right, however, to use the funds from this Offering for other purposes not presently contemplated herein but which are related directly to growing our current business. As a result of the foregoing, purchasers of the Shares hereby will be entrusting their funds to our management, upon whose judgment and discretion the Investors must depend, with only limited information concerning management's specific intentions.
- **The purchase price for the shares has been arbitrarily determined.** The purchase price for the Shares has been

arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the Company's limited financial resources, the nature of its assets, estimates of its business potential, the account of equity or control desired to be retained by the existing members and general economic conditions.

- **Our founder, Chief Executive Officer and Chairman of the Board of Directors owns a majority of our shares and will be able to control many matters submitted to our stockholders for approval.** Neil Patel, our founder, Chief Executive Officer and Chairman of the Board of Directors, owns a majority of our voting shares and will be able to control all matters submitted to our stockholders for approval. Mr. Patel will, in the aggregate, beneficially own approximately 91.24% of our outstanding voting shares of Common Stock assuming the Maximum Amount is sold. As a result, Mr. Patel is able to control most matters requiring approval of our stockholders, including a sale of the Company or substantially all of its assets. Such control could have the effect of delaying, deferring, accelerating, enabling or preventing a change of control of the Company.
- **We have blank check preferred stock.** Our Certificate of Incorporation authorizes "blank check" preferred stock. Our board of directors, without stockholder approval, has the right to designate additional series of preferred stock with such preferences, limitations and relative rights, as they deem appropriate.
- **The Offering price of $7.00 per Share has been arbitrarily determined by the Company's management.** The Offering price of $7.00 per Share has been arbitrarily determined by our management and does not bear any relationship to the assets, net worth or projected earnings of the Company, or any other generally accepted criteria of value. No assurance can be given that a Share, if transferable, could be sold for the Offering price or for any amount.
- **We have no firm commitments to purchase any Shares.** We have no firm commitment for the purchase of any Shares. The Shares will be offered on a "best efforts" basis to qualified Investors by the Company through our officers and directors. All sales will be made privately to interested parties. The Securities are being offered for sale to a select group of Investors who meet the suitability standards set forth under "Investor Suitability Standards" on page 37. The Company's officers, directors, employees and advisors may participate in the Offering.
- **All proceeds from the sale of Shares offered will be immediately available for use by the Company.** All proceeds from the sale of Shares will be available for immediate use by the Company. The proceeds of such sale may not be sufficient to implement the Company's business strategy.
- **The sale of the additional shares of Common Stock could cause the value of our Common Stock to decline.** The sale of a substantial number of shares of our Common Stock, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish.
- **The price of our shares of Common Stock in the future may be volatile.** The market price of our Common Stock can be volatile and could fluctuate widely in response to various factors, many of which are beyond our control, including: technological innovations or new products and services by us or our competitors; additions or departures of key personnel; sales of our Common Stock; our ability to integrate operations, technology, products and services; our ability to execute our business plan; operating results below expectations; loss of any strategic relationship; industry developments; economic and other external factors; and period-to-period fluctuations in our financial results. Because we have a very limited operating history, and no revenues to date, you may consider any one of these factors to be material. Our stock price may fluctuate widely as a result of any of the above. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our Common Stock.
- **There is no public trading market for our Common Stock.** There is no established public trading marketing for our Common Stock and there can be no assurance that one will ever develop. Market liquidity will depend on the perception of our operating business and any steps that our management might take to bring us to the awareness of Investors. There can be no assurance given that there will be any awareness generated. Consequently, Investors may not be able to liquidate their investment or liquidate it at a price that reflects the value of the business. As a result, holders of our securities may not find purchasers for our securities should they to sell securities held by them. Consequently, our securities should be purchased only by Investors having no need for liquidity in their investment and who can hold our securities for an indefinite period of time.
- **Because we will likely issue additional shares of our Common Stock, investment in the Company could be subject to substantial dilution.** Investors' interests in the Company will be diluted and Investors may suffer dilution in their net book value per share when we issue additional shares. We are authorized to issue 100,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. We anticipate that all or at least some of our future funding, if any, will be in the form of equity financing from the sale of our Common Stock, and we also expect to issue additional shares to Kabuni as a part of the purchase price for the Kabuni Acquisition. If we do sell or issue more Common Stock, Investors' investment in the Company will be diluted. Dilution is the difference between what you pay for your stock and the net tangible book value per share immediately after the additional shares are sold by us. If dilution occurs, any investment in the Company's Common Stock could seriously decline in value.
- **Our Certificate of Incorporation and Bylaws contain provisions indemnifying our officers and directors against all costs, charges and expenses incurred by them.** Our Certificate of Incorporation and Bylaws contain provisions with respect to the indemnification of our officers and directors against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by them, including an amount paid to settle an action or satisfy a judgment in a civil, criminal or administrative action or proceeding to which they are made parties by reason of their being or having been our directors or officers.

- **Our Bylaws do not contain anti-takeover provisions which could result in a change of our management and directors if there is a take-over of the Company.** We do not currently have a shareholder rights plan or any anti-takeover provisions in our Bylaws. Without any anti-takeover provisions, there is no deterrent for a take-over of the Company, which may result in a change in our management and directors. This could result in a disruption to the activities of the Company, which could have a material adverse effect on our operations.
- **Our Certificate of Incorporation and Bylaws could discourage acquisition proposals, delay a change in control or prevent other transactions** Provisions of our Certificate of Incorporation and Bylaws, as well as provisions of the Delaware corporate law, may discourage, delay or prevent a change in control of the Company or other transactions that you as a shareholder may consider favorable and may be in your best interest. The Certificate of Incorporation and Bylaws contain provisions that authorize the issuance of shares of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and discourage a takeover attempt; limit who may call special meetings of shareholders; and require advance notice for business to be conducted at shareholder meetings, among other anti-takeover provisions. Our directors have the authority to issue common and preferred shares without shareholder approval, and preferred shares can be issued with such rights, preferences, and limitations as may be determined by our board of directors. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of any holders of preferred stock that may be issued in the future. Authorized and unissued preferred stock could delay, discourage, hinder or preclude an unsolicited acquisition of the Company, could make it less likely that shareholders receive a premium for their shares as a result of any such attempt, and could adversely affect the market prices of and the voting and other rights, of the holders of outstanding shares of our Common Stock.
- **We have not retained independent professionals for Investors.** We have not retained any independent professionals to comment on or otherwise protect the interests of potential Investors. Although we have retained our own counsel, neither such counsel nor any other independent professionals have made any examination of any factual matters herein, and potential Investors should not rely on our counsel regarding any matters herein described.
- **Suitability Requirements.** Shares are being offered hereby only to persons who meet certain suitability requirements set forth herein. The fact that a prospective Investor meets the suitability requirements established by us for this Offering does not necessarily mean that an investment in us is a suitable investment for that Investor. Each prospective Investor should consult with his own professional advisers before investing in us. See. Investors are not to construe these Offering Documents as constituting legal or tax advice. Before making any decision to invest in us, Investors should read all of these Offering Documents, including all of its exhibits, and consult with their own investment, legal, tax and other professional advisors. An Investor should be aware that we will assert that the Investor consented to the risks and the conflicts of interest described or inherent in these Offering Documents if the Investor brings a claim against us or any of our directors, officers, managers, employees, advisors, agents, or representatives.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Neil Patel, 95.8% ownership, Common Stock

Classes of securities

- Common Stock: 10,000,000

  As of July 25, 2017, Print the Future had 10,000,000 shares of Common Stock issued and outstanding. All shares of Common Stock are fully paid and non-assessable.

  Dividend Rights

  Holders of our common stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally viable funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. Our ability to declare and pay cash dividends is governed by Delaware law.

  Voting Rights

  Holders of shares of our Common Stock shall be entitled to cast theron one (1) vote in person or by proxy for each share of Common Stock standing in his/her name.

  Cumulative Voting

  Holders of shares of our Common Stock do not have cumulative voting rights.

  Right to Receive Liquidation Distributions

  In the event of the liquidation, dissolution or winding up of the Company, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the

Company's debts and other liabilities.

Rights and Preferences

The rights preferences, and privileges of the holders of the company's common stocks, except as otherwise required by the DGCL, each share of the Common Stock shall have identical powers preferences and rights, including rights in liquidation.

- Preferred Stock: 0

  As of July 25, 2017, Print the Future had 0 shares of Preferred Stock issued and outstanding.

  The blank check preferred stock may be issued from time to time in one or more series, including all rights and preferences, shall be as specified in resolutions adopted by the board of directors without the need for stockholder approval. The Company has not yet authorized, designated or issued any shares of preferred stock.

  Dividend Rights

  Holders of our preferred stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally viable funds. We have never declared or paid cash dividends on our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future. Our ability to declare and pay cash dividends is governed by Delaware law.

  Voting Rights

  The authority of the Board with respect to each such series of Preferred Stock will include the determination of any voting powers of holders of shares of our Preferred Stock and whether voting powers are full of limited

  Right to Receive Liquidation Distributions

  In the event of the liquidation, dissolution or winding up of the Company, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all the Company's debts and other liabilities.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a minority holder of Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will increase, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-02-16.

Financial Condition

Results of Operation

PTF has not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we do not anticipate occurring until Fall of 2017 along with the acquisition of Kabuni. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Financial Milestones

Management currently forecasts 2018, 2019 and 2020 revenue of $5 million, $26 million and $71 million, respectively, and believes the company will generate positive net income in mid 2019.

PTF will need to raise significant capital to complete is operation plans as it plans to be opening 35 storefronts and deploying 175 3D printers by the end of fiscal 2020. In order to accomplish this, the Company will need to raise a significant amount of capital in the next 4-5 years. It anticipates a need of approximately $145M in total to fund the operations and growth of the Company. The financial highlights are as follows:

Financial Highlights	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6
Storefronts	5	15	35	75	155	155
3D Printers deployed	25	75	175	375	775	775
Members (excl online)	1,667	8,333	21,667	48,333	101,667	155,000
($,000) USD						
Average per store revenue	$ 1,000	$ 1,775	$ 2,053	$ 2,164	$ 2,214	$ 3,493
Average per store gross profit	-$ 40	$ 524	$ 742	$ 829	$ 869	$ 1,798
Operational cash flow positive (ex CapEx)		Q2				
EBITDA	-$ 4,037	$ 1,243	$ 13,923	$ 39,432	$ 90,604	$ 223,896
Capital Expenditures	$ 7,500	$ 15,000	$ 30,000	$ 60,000	$ 120,000	$ - 0

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, it will likely seek to continue to raise capital under equity issuances, lease financings or any other method available to the company.

The current offering will provide the initial capital to complete a Reg A+ financing where it will seek $25M to allow it to initiate the first phase of the buildout of the store fronts and 3D printers.

The Company will need to do a series of raises to complete its operation and growth goals over the next 5 years for a total raise of $145M.

The Company anticipates utilizing lease financing for the acquisition of the 3D printers to the fullest extent possible. It anticipates securing approximately $232M of lease financing over the next 5 years to acquire the printers and assets needed for the storefronts.

To date the company has secured loans from third parties to fund operations. These loans will be repaid with the funds from future raises.

Indebtedness

Subsequent to the Company's financial statements, it received $74,000 by way of a promissory note with the following terms: i. Accruing 1% per month interest, payable upon repayment of the promissory note; ii. Issuance of 500,000 bonus common shares at a price of $0.0001 per share; iii. Issuance of bonus warrants entitling the note holder to purchase 500,000 common shares at an exercise price of $6.00 per share for a term of four years; iv. Payable on June 6, 2017, and; v. Guaranteed by an Officer of the Company. In addition, it also received a promissory note in the amount of $22,107 with the following terms: i. Issuance of 30,000 bonus warrants exercisable for four years at a price of $5.00 USD per share; ii. Interest rate of 1% per month, payable upon repayment of the loan, and; iii. Maturity date of July 12. 2017.

Recent offerings of securities

None

Valuation

$70,000,000.00

Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation. have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Min Offering Amount Sold	**Max Offering Amount Sold**
Total Proceeds:	$9,996	$99,995
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,000
Escrow fees (.5%)	$50	$500
Net Proceeds	$9,346	$93,495
Use of Net Proceeds:		
R& D & Production	$2,500	$25,000
Marketing	$2,500	$25,000
Working Capital	$4,346	$20,000
Legal	$-	$23,495
Total Use of Net Proceeds	$9,346	$93,495

We plan to use the net proceeds of this Regulation Crowdfunding as follows:

1.Launching a Regulation A+ Raise

2. Offline: The first retail store in Vancouver, Canada

The first physical location is the 3,000 square foot Store in Vancouver, Canada. The store already exists, but will be re-fitted to become the testing grounds as we work towards our mission to create 'Ideas on Demand', and scale locations worldwide.

The purpose-built space is divided into versatile zones, making it adaptable to the growing needs of our team and technology, playing home to a range of large format 3D printers.

The store will act as an educational hub where workshops and presentations help us bridge the gap between 3D printing enthusiasts and the wider community.

The space will also host other external events, including roundtable community meetings. These progressive meetings play a special role in navigating the best way to grow our global community.

3. Expansion: New York and Beyond

When we opened our first pop up in March, New York showed up. Every walk-in was asked to complete a short survey, to which 93% said they wanted a permanent Print The Future store.

This popup shop model is what we use to validate a city before cutting the ribbon on a full retail experience, and New York will be our first stop in the USA.

We're going to partner with highly-regarded design experts to create the world's first retail 3D printing chain. Together, we'll create an unrivaled in-store experience that combines 3D printing with high-tech hospitality and breathtaking design.

Meanwhile, we're going to run 5 more pop up shops to validate our next markets - San Francisco, Los Angeles, Chicago, Austin, and Miami.
The validation of each market will lead to more retail stores, acting as the launch pad for our global expansion – 200 stores worldwide.

4. Online: Scaling a community of 50,000+ designers

We already have a brand, community, and online technology that was built over several years and $10,000,000+ of investment.
This investment has already seen a strong community of 50,000+ designers rally around the idea of online collaboration, establishing a name in the market that is strongly associated with the Interior Design and furniture space.

Through this community, customers of 3D printed products will be connected to the tools and talent required to design them, from anywhere in the world.

Alternatively, customers will be able to buy from existing designer product lines through a familiar e-commerce interface. The technology is backed by an experienced team of experts, who are developing an open source artificial intelligence driven design platform. Our AI will be able to create regenerative designs of customers' ideas for us to 3D print them on demand at any location.☒

We'll connect the dots between the online and offline experience, all the way from product design through to shipping to the customer's door.

The online component of our strategy is critical to becoming the category king in 3D printing - combining an unforgettable offline experience (in our retail stores) with a streamlined online experience.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the IR Section labeled Annual Reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PRINT THE FUTURE, INC.

[See attached]

I, NEIL PATEL (Print Name), the CEO/FOUNDER (Principal Executive Officers) of PRINT THE FUTURE, INC. (Company Name), hereby certify that the financial statements of PRINT THE FUTURE, INC (Company Name) and notes thereto for the periods ending 16 Feb 2017 (beginning date of review) and 16 Feb 2017 (End Date of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Print The Future, Inc., was not in existence for the previous tax year.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 24 July 2017 (Date of Execution).

[signature] (Signature)

CEO/FOUNDER (Title)

24 July 2017 (Date)

PRINT THE FUTURE, INC.

FINANCIAL STATEMENTS
(Expressed in United States Dollars)
(Unaudited – Prepared by Mangement)

As at the Date of Incorporation
FEBRUARY 16, 2017

PRINT THE FUTURE, INC
BALANCE SHEET
(Expressed in U.S. Dollars)
(Unaudited – Prepared by Management)
AS OF FEBRUARY 16, 2017

		February 16, 2017
ASSETS		
Accounts receivable	$	1,000
Total assets	**$**	**1,000**
STOCKHOLDERS' EQUITY		
Common stock, $0.0001 par value, 100,000,000 shares authorized (10,000,000 issued and outstanding)	$	1,000
Total stockholders' equity	**$**	**1,000**

SUBSEQUENT EVENTS (Note 3)

As approved on behalf of the Board of Directors:

"Neil Patel"
Neil Patel, Director

The accompanying notes are an integral part of these consolidated financial statements.

PRINT THE FUTURE, INC.
STATEMENT OF COMPREHENSIVE INCOME (LOSS)
For the period ended February 16, 2017
(Unaudited – Prepared by Management)
(expressed in U.S. dollars)

INCOME	$ -
EXPENSES	-
COMPREHENSIVE INCOME (LOSS)	$ -
NET INCOME LOSS PER COMMON SHARE	
- basic and fully diluted	$ -
- total shares outstanding	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

PRINT THE FUTURE, INC.
STATEMENT OF CASH FLOWS
For the period ended February 16, 2017
(Unaudited – Prepared by Management)
(expressed in U.S. dollars)

CASH FLOW FROM OPERATING ACTIVITIES	$	-
CASH FLOW FROM FINANCING ACTITIVIES		-
CASH FLOW FROM INVESTING ACTIVITIES		-
INCREASE (DECREASE) IN CASH	$	-
CASH, beginning of period		-
CASH, end of period	$	-

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE OF OPERATIONS

Print the Future, Inc. ("PTF" or "the Company") was incorporated in the State of Delaware on February 16, 2017. The Company operates out of facilities located in Vancouver, British Columbia. PTF's business consists of the utilizing current 3D printing technologies and providing this printing service to the interior design community and general public. To date, the Company has not commenced operations.

The Company issued 10,000,000 common shares upon incorporation. The Company has the authority to issue:

- 100,000,000 common shares which entitle the holder to one vote per share, no preemptive rights, and rights to dividends as determined by the Board of Directors of the Company, and;
- 5,000,000 preferred shares at a par value of $0.0001 per share, the rights of which will be determined by the Board of Directors upon issuance of the preferred shares.

2. SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles of the United States of America. Separate Statements of Income, Stockholders' Equity and Cash Flows have not been presented as there have been no activities for the entity.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from design and 3D print services to B2B and B2C sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.
The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. SUBSEQUENT EVENTS

Subsequent to February 16, 2017, the Company:

a) Issued the following common shares:
    i. 900,000 shares at a price of $0.0001 per share for net proceeds of $90, and;
    ii. 21,470 shares at a price of $5.00 per share for net proceeds of $107,350.

a) Received $74,000 by way of a promissory note with the following terms:

    i. Accruing 1% per month interest, payable upon repayment of the promissory note;
    ii. Issuance of 500,000 bonus common shares at a price of $0.0001 per share;
    iii. Issuance of bonus warrants entitling the note holder to purchase 500,000 common shares at an exercise price of $6.00 per share for a term of four years;
    iv. Payable on June 6, 2017, and;
    v. Guaranteed by an Officer of the Company.

This loan was extended to September 1, 2017 by agreeing to issue 200,000 additional bonus shares, 200,000 additional bonus warrants, and a $5,920 extension fee.

b) Entered into a Letter of Intent ("LOI") with Kabuni Ltd. to purchase all of the issued and outstanding shares of its three subsidiaries; Kabuni Technologies Inc., Kabuni USA, Inc., and Kabuni Technologies (India) Private Limited, for a purchase price of AUD $6,518,973 subject to a Services Agreement and completion of a Definitive Agreement.

c) Received $22,107 by way of a promissory note with the following terms:
    i. Issuance of 30,000 bonus warrants exercisable for four years at a price of $5.00 USD per share;
    ii. Interest rate of 1% per month, payable upon repayment of the loan, and;
    iii. Maturity date of July 12. 2017.

This loan was extended to September 1, 2017 by agreeing to issue 30,000 additional bonus shares, 200,000 additional bonus warrants.

4. DEBT

See *Subsequent Events* above.

5. COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

6. STOCKHOLDERS' EQUITY

See *Nature of Operations* above.

7 RELATED PARTY TRANSACTIONS

There are no related party transactions.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Print the Future is pending **StartEngine Approval.**



PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $100K goal

Print the Future

Creating Ideas on Demand

Small OPO · Wilmington, DE
Consumer Products
Accepting International Investment





Combining AI, AR and 3D Printing to Build the World's Leading Retail Experience

Invest in Print the Future

A Letter from the CEO:

Dear Investor,

I firmly believe that what you're about to invest in is the beginnings of a new category king in the making.

You may be wondering what a category king is, so I've outlined below a number of well-known companies that are the definition of what this term means. This will help you understand how we believe Print the Future will be a part of history, helping to create a new category king in 3D printing.

When you think of search, it's Google;
When you think of social media, you think of Facebook; and
When you think of e-commerce, Amazon naturally springs to mind.

These companies dominate in their categories.

Currently, no one dominates the retail 3D print category – it is littered with players who, for the most part, are focused on hardware. We believe we have an opportunity right now to carve out the largest market share in the 3D print industry.

Virgin doesn't make planes, Kinkos didn't invent printing machines, Starbucks doesn't grow coffee beans. They all have one thing in common, in that they have created a global brand experience around a core customer need at the right time.

Chat
Chat


IDEAS
ON DEMAND
punto



That's why Print the Future is not about building 3D printers, or about using just one kind of 3D printer. We plan to seize the category king position by creating the platform needed for the 3D printing industry to reach its tipping point. We anticipate our AI design technology interface will connect the best 3D printers and industry innovation with a global community who want to print 'Ideas on Demand' - with an unrivaled omni-channel brand experience.

I am excited at the prospect of you learning about our journey to disrupting a $12T market.



NEIL PATEL
Founder

Print the Future aims to democratize design by 3D printing at any scale, with 200 planned retail stores and an AI design platform to support it.

The Opportunity:

$7 Per Share of Common Stock

$504 Minimum Investment

$70,000,000 Valuation

We've already started designing and printing the future.

Human existence has long dreamed of a world where everything you want can be beamed into existence. From our pop up shop in New York, to our printed-booth at Highpoint, Print The Future has already been taking ideas and printing them - on demand.



Print The Future is igniting the industry:

- We have a community of 50,000+ designers ready to help design the world's next ideas.
- We're building an online platform to connect consumers with designers, shipping, and delivery.
- Our pop up shop revealed that 93% of shoppers wanted a permanent store to 3D print their ideas.
- We've already assembled an experienced team of C-suite executives, technology experts, brand builders, and community members.
- We're generating real data at our testing location in Vancouver, Canada to validate the experience before we roll-out nationwide.
- We're building an AI-driven design platform, Gurru - which can already design picture frames by asking you questions.

Examples of Our Future, Today

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PRINT THE FUTURE
yourself at home

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Cocktail Table by Anna Maria Mannarino


PRINT
THE F
UTURE

Diamond Cube by Allan DellaTorre


TABLE

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How Print the Future Hopes to Change the World

Print the Future excepts to be one of the first to combine artificial intelligence for product design, augmented reality for product visualization, and 3D printing technology for manufacturing. In a matter of hours, consumers across the world could transform an idea into reality - and we're using the Interior Design market as our launch pad.

Print the Future already has a community of 50,000+ designers who will provide the expertise needed to design the world's next ideas online and in-store. From there, our low-risk partnership model with large-scale 3D printers will manufacture that idea, which can be taken home or shipped to your door.

This will eventually graduate into a completely automated design experience through our AI engine, which is already in beta. Imagine - a child can print their own skateboard without a designer, engineer or any manufacturing equipment. Looking further ahead, more complex applications will be possible in healthcare, automotive, construction and more.

Print the Future is combining AI, AR, 3D printing and a world-class retail experience that will revolutionize the way we think, shop, and live.



Community-Driven Marketplace

50,000+ designers ready to design the world's next ideas



Omni-Channel Product Experience

A seamless online and offline experience, across 200 stores


PRINT
THE F
UTURE

Revolutionary Logistics

Design anywhere, print local - bypassing wasteful shipping


PRINT
THE F
UTURE

AI, AR and 3D Printing Technology

Combining AI to design, AR to visualize and 3D printing to create

Why Start with Interior Design?



The Interior Design industry is growing, with a 12% increase in designers since 2015 and $9.1 billion worth of sales valued in 2016*. This trend will support the basis of our large-scale printing offering to consume like Amazon started with books.

Print the Future will dominate this wide-open consumer market, allowing consumers to 3D print furniture that tells a personal, powerful story.

"3D printing will have a huge impact on the design industry and myself as a design professional. I feel that 3D printing will democratize design and make it easier to source for one-of-a-kind home decor—an option that was never available before."

- Allan DellaTore, Interior Designer

**Source: ASID 2016/2017 Outlook and State of the Industry*

The 3D Printing Market

Much like regular printers, the microwave or even the Internet—3D printing started off in industrial sectors, but is now set to disrupt the consumer market.



REVENUE FORECAST FOR THE WORLDWIDE 3D PRINTING INDUSTRY FROM 2014 TO 2020
REVENUES (USD$B)
35
30
25
20
15
10
5
0
'14
'15
'16
'17
'18
'19
'20
YEAR
Tooling
Materials
Service Providers
Industrial Systems & Parts
Consumer Systems & Parts
Source: 2014 IHS Industrial Automation Conference

However, only small 3D printers currently exist for the home, while larger ones needed to print the likes of furniture are only accessible in industrial spaces. That's because large-scale printers require heavy capital investment, require more expertise, and are physically too large for the home.

However, 3D printing is following Moore's Law: it is on track to outperform traditional manufacturing for customized products (both in speed and cost), whilst leaving a smaller impact on the environment.



Traditional Retail Model
Product Design
Produce: Mass Manufacturing
Expensive Warehousing
Buy In Store or Online
You
Print on Demand Model
Product Design
Produce: Print in Store or Online
Local
You

Despite the wide-open market, there is no current market leader - or category king. We believe Print the Future is already on-track to be that leader.

Led by a Team of Experts

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Print the Future's team is made up of a hard-hitting board of directors, C-suite executives, brand experts, community builders and tech innovators. Having worked together for many months, even years, the team is poised to execute with confidence.


PRINT
THE F
UTURE

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Print the Future is Incorporated

Following a passion for exponential technologies, our founder, Neil Patel launches Print The Future to make Ideas on Demand a reality.



High Point Market's First 3D Printed Showroom

Print The Future showcases at the world's largest home furnishings trade show as the first and only 3D printed furniture exhibitor.


kabuni

Acquisition of Design Platform, Kabuni

We welcome into the fold a 50,000+ strong community of designers and an ecommerce platform ready to help design the world's next ideas


kabuni

Re-fit of the Vancouver store

We are planning a re-fitting the Vancouver store to become our first physical space to create Ideas on Demand.

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February 2017 — March 2017 — April 2017 — July 2017 — July 2017 — October 2017 — December 2017 — June 2018


PRINT THE
FUTURE.

First Pop Up Store Opens in NYC

Our first pop up store in New York City welcomes crowds, investors and media who lined up to explore - and 93% said they wanted a permanent Print The Future store.



First Iteration of AI Platform Gurru Launched

Our tech team commences development on the world's first autonomous AI design assistant, Gurru which is set to completely revolutionize the design process.



Plan to Unveil our Interior Designer Curated 3D Furniture at High Point

We pan to unveil our exclusive catalogue of 3D printed furniture, designed and curated by our community of interior designers.



New York City Store Opens (Planned)

We expect our flagship store, and the first in the USA will open in

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In the Press

BuzzFeed | FOX8 | FAST COMPANY | INTERIOR DESIGN | ELLE DECOR | THE HIGH POINT ENTERPRISE

BUSINESS VANCOUVER | THE EDITOR AT LARGE | THE COURIER-TRIBUNE | furniture WORLD | furniture WORLD | DIGITAL NYC

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Meet the Founder



Neil Patel

CEO / Chairman of the Board

An experienced technology entrepreneur with a background in real estate, Mr. Patel has been an entrepreneur since the age of 14. Mr. Patel has founded a number of successful businesses in Canada and overseas, and has been a founding CEO for over 20 years and board member of various public and private companies. Prior to the formation of the Company, Mr. Patel was the founder/CEO of Kabuni, a community-driven marketplace for designers, makers and design lovers, from 2013 to 2017. During his tenure at Kabuni, he successfully completed a public listening on the Australian Stock Exchange, raising AUD$12 million, and was a Managing Director on Kabuni's Board of Directors. Previously Mr. Patel was the Chief Executive Officer of OneMove, a complete SaaS technology platform, highly secure system designed to pilot property transactions while keeping all parties updated via Blackberry. By 2006, it had been bought by a Canadian company and was valued at $30 million on Toronto's TSX.

Chat

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And the Rest of the Team



Lori Dennis
Board Director

Ms. Dennis is a top interior designer, speaker, best selling author, star of HGTV's "The Real Designing Women" and founder of Design Campus, the nation's leading interior design summit. She graduated from the UCLA Interior Architecture Master's Degree Program, and specializes in green, luxury and high end, interior architecture. Ms. Dennis develops lines in home decor, furniture, lighting and fabrics for global brands. A multiple award winning designer, Ms. Dennis has been profiled in magazines, websites and TV on six continents. Ms. Dennis is as an expert in luxury and green lifestyles and speaks at events around the world. For the past 20 years, Ms. Dennis has been the CEO/Owner of Lori Dennis Inc., full service design build firm based in South California.



Shannon Byrne Susko
Board Director

Ms. Susko has 18 years of experience leading financial technology services companies in North America. Her technical expertise is coupled with extensive sales, marketing and operations experience. Ms. Susko has served on for- profit and not-for-profit boards at a regional, national and international level, and currently serves on the Board of Directors of BCAA, Norsat International, and Alberta Treasury Branches. Ms. Susko is Vancouver's ACG and BIV 2011 Dealmaker of the Year, and Canada's Top 40 Under 40 recipient for the year 2000. For the past 3 years, Ms. Suscko has been a CEO Coach and Advisor at her company, CEOZEN Consulting Inc.



Darren Battersby
Interim CFO

Darren has held key roles in a number of growing and developing companies both in the public and private enterprises. Darren's experience is primarily within the financing, structuring and operating of start up and growing companies, and spans a variety of industries such as software development, biotech, entertainment and high tech. He recently was CFO of Network Media Group (NTE.V), Rainmaker Entertainment (RNK.TO) and OneMove Technologies (OM.V). He also consults for a number of privately-owned companies in British Columbia. For the past 9 years, Darren has been the Managing Partner of Finance Matters, a financial consulting firm in Vernon, BC.



Parminder Virk
CTO

Parminder Virk is has over 25 years' experience as a technology executive across private and public companies, including starting businesses of his own. His extensive experience includes expertise in strategic technology planning, technology development, project management, IT governance, emerging technologies, development methodologies, requirements definition, team leadership and budget management. Parminder has special expertise in in developing off shore development teams and auditing off-shore high tech facilities. Parminder has a Bachelor of Science in Electric[illegible] Electronic Engineering from [illegible] University in Birmingham UK. Par[illegible] has been the CTO of Kabuni Technologies Inc., for the past 2 years and prior to this was the CEO of AlphaSafe Deposit Box, Inc.

Offering Summary

Maximum 14,285 shares of common stock ($99,995.00)

Minimum 1,428 shares of common stock ($9,996.00)

Company	Print The Future, Inc.
Corporate Address (Company is incorporated in Delaware)	**1602 Arbutus Street** **Vancouver, B.C., Canada V6J3X2**
Description of Business	Print The Future is empowering anyone to unleash their inner designer and 3D print their *Ideas on Demand*. Print The Future will be the world's first Artificial Intelligence driven retail chain of 3D printing locations. By connecting [illegible] world-renowned designers, we let you select and build customized pieces of furniture and beautiful home[illegible] delivered straight to your front door.
Type of Security Offered	Common Stock
Purchase Price of Security Offered	$7/Share
Minimum Investment Amount (per investor)	$504

Print The Future, Inc. (the “Company”) is offering up to 14,285 shares of its Common Stock on a “best efforts” basis.

The offering may continue until the earlier of 60 days from date of launch (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at Seven Dollars ($7.00) per share.

Our maximum offering amount is $99,995. We will accept investments in excess of the target amount. Specifically, if we reach the minimum offering amount of $9,996, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Over subscriptions will be allocated on a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your inte investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Hello, I'm Neil Patel CEO/Founder of Print the Future.

I'm here today to talk to you about 3D printing and how we are opening up 200 stores across the world, focussed right now in North America. So, we believe in ideas on demand.

Right now i am sitting on a chair here that was literally 3d printed at our pop up store in New York here and the furniture that you see around me is going to become a part of every day life for you. Where you will have an idea in the morning you will be able to go to site which is printthefuture.today or you'll be able to go into any one of our store locations as we roll them out, and sit down with a designer and come up with your idea and help you 3d print it, and deliver it the same day.

We also will be able to recycle your furniture 2 years later. So this chair in 2 years time, if I want to change it into a different product, I'll be able to take it into any one of our stores, and walk out if i want to, with a skateboard for my son if i choose to.

So ultimately we believe in bringing ideas on demand to the world through 3D printing, we are opening up 200, we want to bring stores to every city that we possibly can and you can be part of our dream of building Print the Future.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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offering deadline.

- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

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